

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Silviu Itescu
Managing Director and Chief Executive Officer
Mesoblast Limited
Level 38, 55 Collins Street
Melbourne, VIC 3000, Australia

      Re: Mesoblast Limited
           Registration Statement on Form F-3
           Filed March 24, 2023
           File No. 333-270814

Dear Silviu Itescu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Andrew Reilly